UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mindray Medical International Limited

(Name of Issuer)

Class A Ordinary Shares**

Class B Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

602675100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing one Class A ordinary share. See the Notes for further discussion of shares held by Reporting Persons.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Xiting
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 16,593,569(1)(2)
	6	Shared voting power 0
	7	Sole dispositive power 16,593,569(1)(2)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 16,593,569(1)(2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 13.9%(3)
12	Type of reporting person IN

(1)	Includes (i) 193,258 Class A ordinary shares held by Quiet Well Limited (“Quiet Well”), of which Mr. Li Xiting is the sole owner; (ii) 14,080,214 Class B ordinary shares held by Quiet Well; (iii) 1,720,097 American Depositary Shares, each representing one Class A ordinary share; and (iv) 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Li Xiting, which includes stock options vesting within 60 days of December 31, 2013. In connection with a variable prepaid forward contract entered into between (i) Quiet Well and Mr. Xiting and (ii) UBS Securities LLC, 1,720,097 of the American Depositary Shares are held by UBS AG for the benefit of Quiet Well. Each of Quiet Well and Mr. Li Xiting retains voting power over such American Depositary Shares until the settlement date under such contract.
(2)	Class A ordinary shares and Class B ordinary shares are not listed for trading. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholder vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholder vote. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares upon transfer to any person or entity which is not an affiliate of transferor.
(3)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 119,109,421 outstanding ordinary shares as of December 31, 2013, including 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Li Xiting.

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quiet Well Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 15,993,569(4)(5)
	6	Shared voting power 0
	7	Sole dispositive power 15,993,569(4)(5)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 15,993,569(4)(5)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 13.5%(6)
12	Type of reporting person CO

(4)	Includes (i) 193,258 Class A ordinary shares; (ii) 14,080,214 Class B ordinary shares; and (iii) 1,720,097 American Depositary Shares, each representing one Class A ordinary share. In connection with a variable prepaid forward contract entered into between (i) Quiet Well and Mr. Xiting and (ii) UBS Securities LLC, 1,720,097 of the American Depositary Shares are held by UBS AG for the benefit of Quiet Well. Each of Quiet Well and Mr. Li Xiting retains voting power over such American Depositary Shares until the settlement date under such contract.
(5)	See Note 2 above.
(6)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 118,509,421 outstanding ordinary shares of the issuer as of December 31, 2013.

Item 1 (a)	Name of Issuer:

Mindray Medical International Limited

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China

Item 2 (a)	Name of Person Filing:

Li Xiting

Quiet Well Limited

Item 2 (b)	Address of Principal Business Office or, If None, Residence; Citizenship:

Li Xiting

c/o Mindray Medical International Limited

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park

Nanshan, Shenzhen, 518057

People’s Republic of China

Quiet Well Limited

Tropic Isle Building

P.O. Box 438, Road Town

Tortola

British Virgin Islands

Item 2 (c)	Citizenship:

Li Xiting - PRC

Quiet Well Limited - BVI

Item 2 (d)	Title of Class of Securities:

Class A ordinary shares, par value HK$0.001

Class B ordinary shares, par value HK$0.001

American Depositary Shares

Item 2 (e)	CUSIP Number:

602675100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Reporting person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of:
Li Xiting	16,593,569 ordinary shares	13.9	(7)	16,593,569 ordinary shares	0	16,593,569 ordinary shares	0

Quiet Well Limited	15,993,569 ordinary shares	13.5	(8)	15,993,569 ordinary shares	0	15,993,569 ordinary shares	0

Mr. Li Xiting is the sole shareholder of Quiet Well Limited. Pursuant to Section 13(d) of the Act, Mr. Li Xiting may be deemed to beneficially own all of the shares held by Quiet Well Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

(7)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on (i) 119,109,421 outstanding ordinary shares of the issuer as of December 31, 2013, including 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Li Xiting.
(8)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 118,509,421 outstanding ordinary shares of the issuer as of December 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 10, 2014

Li Xiting

/s/ Li Xiting

Quiet Well Limited

By:	/s/ Quiet Well Limited
Name:	Li Xiting
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement